UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

( ) Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

1. Name and Address of Reporting Person*
   Charles C. Matteson, Jr.
   160 Rose Hill Road
   Southport, CT  06890

2. Issuer Name and Ticker or Trading Symbol
   BRIAZZ, Inc. (BRZZ)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   4/10/2003

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

____________________________________________________________________________________________________________________________________
Table I -- Non-Derviative Securties Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1. Title of Security     |2.      |3.     |4. Securities Acquired (A)     |5.Amount of     |6. Ownership   | 7.Nature of Indirect  |
                         |  Transaction   |   or Disposed of (D)          |  Securities    |   Form: Direct|   Beneficial Ownership|
                         |        |       |                               |  Beneficially  |   (D) or      |                       |
                         |        |    |  |                 | A/ |        |  Owned at      |   Indirect(I) |                       |
                         |Date    |Code|V |   Amount        | D  | Price  |  End of Month  |               |                       |
___________________________________________________________________________________________________________________________________|
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.


*  If the form is filed by more than one reporting person, see Instruction
   4(b)(v)

____________________________________________________________________________________________________________________________________

Table II -- Derviative Securties  Acquired,  Disposed of, or Beneficially  Owned
     (e.g.,   puts,   calls,   warrants,   options,   convertible   securitites)
____________________________________________________________________________________________________________________________________
1.Title of Deriviative|2. Con- |3.   |4.     |5.Number of De|6.Date Exer  |7.Title and Amount|8.Price|9.Number  |10.|11.Nature of  |
  Security            |version |Transaction  |rivative Secu |cisable and  |  of Underlying   |of Deri|of Deriva |Dir|   Indirect   |
                      |or Exer |     |       |rities Acqui  |Expiration   |  Securities      |vative |tive      |ect|   Benficial  |
                      |cise    |     |       |red (A) or Dis|Date (Month/ |                  |Secu   |Securities|(D)|   Ownership  |
                      |Price of|     |       |posed of (D)  |Day/Year)    |                  |rity   |Benefi    |or |              |
                      |Deriva- |     |       |              |Date  |Expir |                  |       |ficially  |Ind|              |
                      |tive    |     |       |              |Exer- |ation |  Title and Number|       |Owned at  |ire|              |
                      |Secu-   |     |    |  |              |cisa- |Date  |  of shares       |       |End of    |ct |              |
                      |rity    |Date |Code|V | A |  D       |ble   |      |                  |       |Month     |(I)|              |
___________________________________________________________________________________________________________________________________|
-----------------------------------------------------------------------------------------------------------------------------------|
Warrant (right to     |$0.50   |4/10/|P   | |  1    |        |Immed.|4/10/ |Common   |1193546|       |  1       |I  |(2)           |
 purchase)            |        |2003 |    | |       |        |      |08(1) |Stock    |       |       |          |   |              |
-----------------------------------------------------------------------------------------------------------------------------------|
Series E Preferred    |$0.06   |4/10/|P   | |  25   |        |(3)   |N/A   |Common   |8292975|       |  25      |I  |(2)           |
 Stock                |        |2003 |    | |       |        |      |      |Stock    |(4)    |       |          |   |              |
-----------------------------------------------------------------------------------------------------------------------------------|

_________________________________________________________________________________________________________________________________|

Explanation of Responses:

(1) The warrant will expire earlier if (i) shareholder approval is obtained for the conversion of the Series E Preferred Stock held by Spinnaker Investment Partners, L.P. or (ii) if a formal exception from Nasdaq is received with respect to such shareholder approval.

(2) Held by Spinnaker Investment Partners, L.P. in which Charles C. Matteson, Jr. is a limited partnership. Mr. Matteson disclaims all beneficial ownership of these securities.

(3) The Series E Preferred Stock is not convertible until the earlier of (i) shareholder approval of the conversion of the Series E Preferred Stock or
     (ii) a formal exception from Nasdaq from obtaining such shareholder approval.

(4) Any shares of common stock issued upon exercise of the warrant will reduce the number of shares that may be acquired pursuant to the conversion of the Series E Preferred Stock




                          /s/ Charles C. Matteson, Jr.         04/11/2003
                          -------------------------------      --------------
                          **Signature of Reporting Person      Date



** Intentional misstatements of omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001 an 15 U.S.C. 78ff(a).